Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

January 22, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 8 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 7 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated January 18, 2013 with respect to Amendment No. 7 to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus Cover Page

1.	We note the statement that some existing shareholders have indicated an interest in purchasing an aggregate of $3.4 million in the offering. With a view to clarifying disclosure in a revised prospectus, please advise us of the parties involved, the basis for the precise figure of $3.4 million and the extent to which the underwriters may rely on the shareholder purchase to satisfy their obligations to purchase a total of 5 million shares. It appears that disclosure of the possible purchase should not be on the cover page. Please see Item 501 of Regulation S-K.

January 22, 2013

Page Two

Response to Comment 1:

The Company advises the Staff that the parties who have expressed an interest in purchasing shares in the offering are the entities listed as 5% stockholders in the beneficial ownership table on page 146 of the Amendment. The $3.4 million represents the aggregate maximum level of interest expressed by these individual stockholders, and the largest amount that any one of these stockholders has expressed an interest in purchasing is $1.0 million. The Company advises the Staff that, in the event that each such stockholder purchased the maximum number of shares for which it has expressed interest, the percentage of shares beneficially owned by each such stockholder after the offering would not increase by more than 0.5% above the percentages reflected in the last column of the table on page 146 of the Amendment.

The Company confirms for the Staff that any purchases by these stockholders from the underwriters would be part of the 5,000,000 shares expected to be purchased by the underwriters. Finally, in response to the Staff’s comment, the Company has removed the disclosure regarding the possible purchases from the cover page of the prospectus included in the Amendment.

Risk Factors, page 12

2.	Please revise the last risk factor on pages 31 and 34 to quantify the public float and concentration of ownership assuming shareholders purchase $3.4 million in the offering.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 31 and 34 of the Amendment.

Capitalization, page 40

3.	Please tell us and revise to clearly disclose how you arrived at the pro forma as adjusted cash and cash equivalents of $69,335 based on your estimated net proceeds of $61.6 million (page 39).

Response to Comment 3:

The Company advises the Staff that, of the $3.5 million in estimated offering expenses that have been used to calculate the estimated net proceeds of $61.6 million, approximately $2.656 million had been paid as of September 30, 2012 and are reflected on the Company’s balance sheet within the line item “Deferred Offering Costs” as of September 30, 2012. Therefore, in calculating the pro forma as adjusted amount of cash and cash equivalents as of September 30, 2012, this

January 22, 2013

Page Three

$2.656 million was not further deducted, as the payment of these amounts is already reflected within the actual and pro forma columns of the table. The $69.335 million in cash and cash equivalents as of September 30, 2012 on a pro forma as adjusted basis represents the sum of $5.079 million on a pro forma basis, plus $64.256 million in proceeds (after adding back $2.656 million to the $61.6 million in net proceeds from the offering).

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 11, 40 and 42 of the Amendment.

4.	We note the increase in your outstanding debt subsequent to September 30, 2012. Please tell us why you do not give effect to these changes on a pro forma basis.

Response to Comment 4:

In response to the Staff’s comment, the Company notes that Form S-1 does not specifically require the inclusion of a capitalization table, nor are there any rules that govern the required content thereof. In this regard, the Company respectfully submits that it believes it is customary to include pro forma adjustments that give effect to events that are triggered by the offering. In this regard, the Company advises the Staff that each of the pro forma adjustments set forth on pages 9 and 40 gives effect to an event that is triggered by the offering, including the automatic conversion of the Company’s preferred stock into common stock, the payment of accrued dividends under the Company’s certificate of incorporation upon the automatic conversion of the preferred stock and the reclassification of the Company’s preferred stock warrant liability as a result of the automatic conversion of the preferred stock. The Company elected not to give pro forma effect to the refinancing of its indebtedness in December 2012 because the refinancing was not in connection with the offering, but rather occurred in the ordinary course of the Company’s business. However, in light of the significance of the refinancing, the Company believes that it is appropriate to alert investors to the refinancing and, accordingly, has included a footnote to the table prominently disclosing the details of the refinancing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources

5.	Please revise to disclose, in quantitative and narrative terms, the material financial and other covenants associated with your new credit facility. In addition, please disclose the amount of unused capacity under your line of credit. With respect to the minimum revenue requirement, please also include revised quantified disclosure in the risk factor on page 20.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 20 and 58 of the Amendment.

January 22, 2013

Page Four

Executive Compensation, page 125

6.	We note you have not determined the amounts earned by your named executive officers under your 2012 incentive compensation program as indicated in footnote 4 to the Summary Compensation Table. Please confirm our expectation that this amount will be determined pre-effectively and your disclosure updated, as applicable. In addition, please disclose the material terms of these awards as requested by Item 402(o)(5) of Regulation S-K.

Response to Comment 6:

In response to the Staff’s comment, the Company has updated the disclosure on page 125 of the Amendment.

7.	Please file a copy of your 2012 incentive bonus plan.

Response to Comment 7:

The Company has filed the corporate goals under 2012 bonus plan as Exhibit 10.37 to the Registration Statement. The Company advises the Staff that there is no written document embodying the 2012 incentive bonus plan. The total target bonus opportunity was set forth in the respective employment agreements for each executive (which have since been superceded by the agreements described in and filed as exhibits to the Registration Statement) and the allocation of the target bonus—50% to the achievement of individual goals and 50% to the achievement of corporate goals —was approved by the compensation committee of the board of directors. The individual goals for each executive were established by the chief executive officer for all executives other than himself and by the board of directors for the chief executive officer. Final payouts under the incentive bonus plan were determined by the compensation committee on January 21, 2013.

Notes to Financial Statements, page F-7

Unaudited Pro Forma Net Income (Loss) Per Share, page F-16

8.	We note that the denominators for pro forma basic and diluted net (loss) income per common share on page F-17 do not agree with the amounts presented on pages 10, 45 and F-4. Please revise as necessary, or explain to us the reason(s) why these amounts do not agree.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 10, 45, F-4 and F-17.

*    *    *    *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

January 22, 2013

Page Five

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.
Timothy J. Williams, LipoScience, Inc.
Darren K. DeStefano, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

As filed with the Securities and Exchange Commission on January 22, 2013

Registration No. 333-175102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIPOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	56-1879288

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 Sumner Boulevard

Raleigh, NC 27616

(919) 212-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard O. Brajer

President and Chief Executive Officer

LipoScience, Inc.

2500 Sumner Boulevard

Raleigh, NC 27616

(919) 212-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler, Esq. Darren K. DeStefano, Esq. Brian F. Leaf, Esq. Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 22, 2013

PROSPECTUS

5,000,000 Shares

Common stock

This is the initial public offering of the common stock of LipoScience, Inc. We are offering 5,000,000 shares of our common stock. No public market currently exists for our common stock.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “LPDX.”

We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we may elect to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per share	Total
Price to the public	$	$

Underwriting discounts and commissions	$	$

Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase 750,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 5,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2013.

Barclays	UBS Investment Bank	Piper Jaffray

Prospectus dated                     , 2013

Summary Financial Data

The following tables summarize our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited financial statements appearing later in this prospectus. We have derived the following summary of our statement of operations data for the nine months ended September 30, 2011 and 2012 and balance sheet data as of September 30, 2012 from our unaudited financial statements appearing later in this prospectus.

The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing later in this prospectus.

Pro forma basic and diluted net (loss) income per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock. See Note 1 to our financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net (loss) income per common share.

We have presented the summary balance sheet data:

•	on an actual basis as of September 30, 2012;

•	on a pro forma basis to give effect to:

•

the conversion of all then outstanding shares of our convertible preferred stock into an aggregate of 6,985,817 shares of our common stock, which will occur automatically upon the closing of this offering;

•	the payment of $5.2 million of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock upon the closing of this offering; and

•

the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the convertible preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us after September 30, 2012.

The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $13.0 million, assuming the assumed initial public offering price per share, which is the midpoint of the range set forth on the cover page of this prospectus, remains the same.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$34,713	$39,368	$45,807	$33,328	$41,241
Cost of revenues	7,792	8,139	8,529	6,367	7,622

Gross profit	26,921	31,229	37,278	26,961	33,619
Operating expenses:
Research and development	6,156	7,276	7,808	5,698	7,418
Sales and marketing	12,990	15,246	21,305	15,453	16,746
General and administrative	7,020	7,331	8,550	6,248	7,764
Gain on extinguishment of other long-term liabilities	—	(2,700)	—	—	—

Total operating expenses	26,166	27,153	37,663	27,399	31,928

Income (loss) from operations	755	4,076	(385)	(438)	1,691
Total other (expense) income	(495)	220	(163)	(130)	(634)

Income (loss) before taxes	260	4,296	(548)	(568)	1,057
Income tax expense (benefit)	2	(16)	—	—	—

Net income (loss)	258	4,312	(548)	(568)	1,057
Accrual of dividends on redeemable convertible preferred stock	(1,040)	(1,040)	(613)	(612)	—
Undistributed earnings allocated to preferred stockholders	—	(2,655)	—	—	(850)

Net (loss) income attributable to common stockholders – basic	(782)	617	(1,161)	(1,180)	207
Undistributed earnings re-allocated to common stockholders	—	303	—	—	109

Net (loss) income attributable to common stockholders – diluted	$(782)	$920	$(1,161)	$(1,180)	$316

Net (loss) income attributable to common stockholders per share – basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income attributable to common stockholders per share – diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares income of common stock outstanding used in computing net (loss) income per share – diluted	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share of common stock – basic			$(0.09)		$0.07

Pro forma net (loss) income per share of common stock – diluted			$(0.09)		$0.06

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – basic			9,031,264		9,061,982

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – diluted			9,031,264		10,342,063

	As of September 30, 2012
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,279	$5,079	$69,335
Accounts receivable, net	8,057	8,057	8,057
Total assets	33,549	28,349	89,803
Revolving line of credit(2)	3,500	3,500	3,500
Current maturities of long-term debt(2)	2,400	2,400	2,400
Long-term debt, less current maturities(2)	1,800	1,800	1,800
Preferred stock warrant liability	462	—	—
Total liabilities	15,480	15,018	14,872
Redeemable convertible preferred stock and convertible preferred stock	57,165	—	—
Additional paid-in capital	9,089	61,508	123,103
Accumulated deficit	(48,186)	(48,186)	(48,186)
Total stockholders’ (deficit) equity	(39,094)	13,331	74,931

(1)	As of September 30, 2012, we had paid approximately $2.7 million of expenses incurred in connection with this offering.
(2)

Subsequent to September 30, 2012, we refinanced our indebtedness. As of December 31, 2012, our indebtedness consisted of $16.0 million in term loans, all of which was classified as long-term on our balance sheet, and $5.0 million borrowed under our revolving line of credit, all of which was classified as current liabilities on our balance sheet.

The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting for the year ended December 31, 2011 or for any other period. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate.

Even after we develop these new procedures, material weaknesses in our internal control over financial reporting may be discovered. In order to fully comply with Section 404, we will need to retain additional employees to supplement our current finance staff, and we may not be able to so in a timely manner, or at all. In addition, in the process of evaluating our internal control over financial reporting we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC or the stock exchange on which our stock is listed, and investors may lose confidence in our operating results and the price of our common stock could decline. Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities such as the SEC or stock exchanges and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our common stock and our ability to access the capital markets.

If we fail to comply with the covenants and other obligations under our credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

In December 2012, we entered into a credit facility with Oxford Finance, or Oxford, and Square 1 Bank, or Square 1. The facility consists of $10 million in term loans from Oxford, a $6 million term loan from Square 1 and a $6 million revolving line of credit from Square 1. The term loans are payable in monthly installments of interest only through January 2014 and then principal and interest thereafter in monthly installments through July 2016. The line of credit matures in December 2013. Borrowings under our credit facility are secured by substantially all of our tangible assets. The covenants set forth in the loan and security agreement require, among other things, that we maintain a specified liquidity ratio, measured monthly, that begins at 1.25 and is reduced to 1.0 over the term of the agreement, and that we achieve minimum three-month trailing revenue levels during the term of the agreement, which are based on 80% of our projected revenue levels. If we fail to comply with the covenants and our other obligations under the credit facility, the lenders would be able to accelerate the required repayment of amounts due under the loan agreement and, if they are not repaid, could foreclose upon our assets securing our obligations under the credit facility.

Our ability to use net operating losses to offset future taxable income may be subject to substantial limitations.

As of September 30, 2012, our available federal net operating losses, or NOLs, and federal research and development tax credits totaled $33.8 million. In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and tax credits to offset future taxable income. We believe that we have had one or more ownership changes, as a result of which our existing NOLs are currently subject to limitation. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize our NOLs could be further included in letters of this type. In addition, if this matter was in fact initiated by a whistleblower under the False Claims Act, then even if the government ultimately declines to intervene and take over the case, the whistleblower has the right under the False Claims Act to conduct the action. Moreover, we cannot assure you that we will not become subject to similar government inquiries, investigations or actions in the future. Any finding of noncompliance by us with applicable laws and regulations could subject us to a variety of penalties and other sanctions as discussed above, the imposition of any of which could have a material adverse effect on us and our business. In addition, whether or not we are found to be in non-compliance with any applicable laws, we could incur significant expense in responding to or resolving any such inquiries, investigations or actions and we could be required to modify our business practices in a way that adversely affects our business.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing products abroad, including our NMR LipoProfile test, the Vantera system and any new diagnostic tests we may develop.

We may in the future seek to market our NMR LipoProfile test, and potentially the Vantera system and any new diagnostic tests we may develop, outside the United States. In order to market these products in the European Union and many other jurisdictions, we must submit clinical data and comparative effectiveness data concerning our products and obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional clinical testing. The time required to obtain approval from foreign regulators may be longer than the time required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval.

In addition, in many countries outside the United States, it is required that our tests be approved for reimbursement before they can be approved for sale in that country. In some cases this may include approval of the price we intend to charge for our products, if approved. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA, but a failure to obtain, or a delay in obtaining, regulatory approval in one country may negatively affect the regulatory process in other countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize any tests in any market and therefore may not be able to pursue these revenue opportunities.

Risks Related to this Offering and Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Some of our existing stockholders and their affiliated entities, including holders of more than 5% of our common stock, have indicated an interest in purchasing up to an aggregate of $3.4 million in shares of our common stock in this offering at the initial public offering price. To the extent these existing stockholders are allocated and purchase shares in this offering, such purchases would reduce the available public float for our shares because these stockholders will be restricted from selling the shares by restrictions under applicable securities laws and the lock-up agreements described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus. If these existing stockholders were to purchase all of the $3.4 million of shares of our common stock in this offering as to which they have expressed an interest, the available public float would be reduced by 242,857 shares, based upon an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. As a result, the liquidity of our common stock could be significantly reduced from what it would have been if these shares had been purchased by investors that were not affiliated with us. Although we have applied to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell the shares you purchase in this offering without depressing the market price for the common stock or to sell your shares at all.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

•	stockholders will not be permitted to take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that certain investors are willing to pay for our stock.

Our amended and restated certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately 46% of our outstanding common stock, assuming no participation in the offering by these stockholders. This percentage would increase to 48% if these existing stockholders were to purchase all of the $3.4 million of shares of our common stock in this offering as to which they have expressed an interest, based upon an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. These persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

We may need to raise additional capital after this offering, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

We cannot assure you that the proceeds of this offering will be sufficient to fully fund our business and growth strategy. We may need to raise additional funds through public or private equity or debt financing to continue to fund or expand our operations.

Our actual liquidity and capital funding requirements will depend on numerous factors, including:

•

the extent to which our tests, including the NMR LipoProfile test and other tests under development, are successfully developed, gain regulatory clearance and market acceptance and become and remain competitive;

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 6,985,817 shares of our common stock, which will occur automatically upon the closing of this offering;

•	the payment of $5.2 million of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock upon the closing of this offering; and

•	the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us after September 30, 2012.

	As of September 30, 2012
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands)
Cash and cash equivalents	$10,279	$5,079	$69,335

Revolving line of credit(2)	$3,500	$3,500	$3,500
Current maturities of long-term debt(2)	2,400	2,400	2,400
Long-term debt, less current maturities(2)	1,800	1,800	1,800
Preferred stock warrant liability	462	—	—
Series D redeemable convertible preferred stock, $0.001 par value; 3,544,062 shares designated, 500,408 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	2,612	—	—
Series D-1 redeemable convertible preferred stock, $0.001 par value; 3,480,473 shares designated, 2,980,065 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	15,556	—	—
Series E redeemable convertible preferred stock, $0.001 par value; 5,059,330 shares designated, 4,718,752 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	20,795	—	—
Series F redeemable convertible preferred stock, $0.001 par value; 3,118,678 shares designated, 2,988,506 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	18,200	—	—
Stockholders’ (deficit) equity:
Series A convertible preferred stock, $0.001 par value; 300,000 shares designated, 229,088 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—	—
Series A-1 convertible preferred stock, $0.001 par value; 252,700 shares designated, 23,612 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—	—
Series B convertible preferred stock, $0.001 par value; 166,667 shares designated, 154,536 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—	—
Series B-1 convertible preferred stock, $0.001 par value; 159,536 shares designated, 5,000 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—	—

(1)	As of September 30, 2012, we had paid approximately $2.7 million of expenses incurred in connection with this offering.
(2)	Subsequent to September 30, 2012, we refinanced our indebtedness. As of December 31, 2012, our indebtedness consisted of $16.0 million in term loans, all of which was classified as long-term on our balance sheet, and $5.0 million borrowed under our revolving line of credit, all of which was classified as current liabilities on our balance sheet.

	As of September 30, 2012
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Series C convertible preferred stock, $0.001 par value; 1,275,000 shares designated, 1,022,595 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	1	—	—
Series C-1 convertible preferred stock, $0.001 par value; 1,274,774 shares designated, 252,179 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Preferred stock, $0.001 per share; no shares authorized, issued or outstanding, actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 90,000,000 shares authorized, 1,707,260 shares issued and outstanding, actual; 90,000,000 shares authorized, 8,693,078 shares issued and outstanding, pro forma; 75,000,000 shares authorized, 13,693,078 shares issued and outstanding, pro forma as adjusted	2	9	14
Additional paid-in-capital	9,089	61,508	123,103
Accumulated deficit	(48,186)	(48,186)	(48,186)

Total stockholders’ (deficit) equity	(39,094)	13,331	74,931

Total capitalization	$26,231	$21,031	$82,631

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.7 million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $13.0 million, assuming the assumed initial public offering price per share, which is the midpoint of the range set forth on the cover page of this prospectus, remains the same.

The number of shares of common stock outstanding in the table above does not include:

•

2,375,803 shares of our common stock issuable upon the exercise of stock options outstanding under our 1997 stock option plan and 2007 stock incentive plan as of September 30, 2012, at a weighted average exercise price of $4.88 per share;

•	69,821 shares of our common stock issuable upon the exercise of outstanding warrants as of September 30, 2012, at an exercise price of $8.97 per share; and

•	1,212,500 shares of our common stock to be reserved for future issuance under our equity incentive plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable convertible preferred stock by the number of outstanding shares of our common stock.

As of September 30, 2012, we had a deficit in net tangible book value of $(42.5) million, or approximately $(24.91) per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock, the payment of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock and the reclassification of the preferred stock warrant liability to equity immediately prior to the closing of this offering, our net tangible book value would have been approximately $9.9 million, or approximately $1.14 per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us after September 30, 2012, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $74.3 million, or approximately $5.43 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $4.29 per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $8.57 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Actual deficit in net tangible book value per share as of September 30, 2012	$(24.91)
Increase per share attributable to conversion of preferred stock, payment of accrued dividends and reclassification of preferred stock warrant liability	26.05

Pro forma net tangible book value per share before this offering	1.14
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	4.29

Pro forma as adjusted net tangible book value per share after this offering		5.43

Dilution per share to investors participating in this offering		$8.57

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $4.7 million, or approximately $0.34 per share, and the dilution per share to investors participating in this offering by approximately $0.66 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease our pro forma as adjusted net tangible book value as of September 30, 2012 after this offering by approximately $13.0 million, or approximately $0.41 per share, assuming the assumed initial public offering price per share remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us after September 30, 2012.

If the underwriters exercise their option in full to purchase 750,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $5.82 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $4.68 per share and the dilution to new investors purchasing common stock in this offering would be $8.18 per share.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$24,758	$28,954	$34,713	$39,368	$45,807	$33,328	$41,241
Cost of revenues	6,720	7,354	7,792	8,139	8,529	6,367	7,622

Gross profit	18,038	21,600	26,921	31,229	37,278	26,961	33,619
Operating expenses:
Research and development	9,293	7,245	6,156	7,276	7,808	5,698	7,418
Sales and marketing	10,010	12,137	12,990	15,246	21,305	15,453	16,746
General and administrative	5,593	5,964	7,020	7,331	8,550	6,248	7,764
Gain on extinguishment of other long-term liabilities	—	—	—	(2,700)	—	—	—

Total operating expenses	24,896	25,346	26,166	27,153	37,663	27,399	31,928

(Loss) income from operations	(6,858)	(3,746)	755	4,076	(385)	(438)	1,691
Total other income (expense)	1,366	112	(495)	220	(163)	(130)	(634)

(Loss) income before taxes	(5,492)	(3,634)	260	4,296	(548)	(568)	1,057
Income tax expense (benefit)	—	—	2	(16)	—	—	—

Net (loss) income	(5,492)	(3,634)	258	4,312	(548)	(568)	1,057
Accrual of dividends on redeemable convertible preferred stock	(1,040)	(1,040)	(1,040)	(1,040)	(613)	(612)	—
Undistributed earnings allocated to preferred stockholders	—	—	—	(2,655)	—	—	(850)

Net (loss) income attributable to common stockholders – basic	(6,532)	(4,674)	(782)	617	(1,161)	(1,180)	207
Undistributed earnings re-allocated to common stockholders	—	—	—	303	—	—	109

Net (loss) income attributable to common stockholders – diluted	$(6,532)	$(4,674)	$(782)	$920	$(1,161)	$(1,180)	$316

Net (loss) income attributable to common stockholders per share – basic	$(4.10)	$(2.93)	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income attributable to common stockholders per share – diluted	$(4.10)	$(2.93)	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	1,594,640	1,594,048	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares of common stock outstanding used in computing net (loss) income per share – diluted	1,594,640	1,594,048	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share of common stock – basic					$(0.09)		$0.07

Pro forma net (loss) income per share of common stock – diluted					$(0.09)		$0.06

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – basic					9,031,264		9,061,982

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – diluted					9,031,264		10,342,063

Other Income (Expense)

Other income (expense) changed by $0.7 million, to income of $0.2 million for the year ended December 31, 2010 from expense of $0.5 million for the year ended December 31, 2009. The improvement was primarily attributable to a $0.6 million increase in other income as a result of changes in the fair value of our preferred stock warrant liability between the periods. We also experienced a $0.1 million decrease in interest expense due to lower principal amounts outstanding on our indebtedness.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations principally through private placements of our capital stock, bank borrowings and, during 2009, 2010 and 2011, cash flows from operations. We have raised approximately $58.7 million from the sale of common stock and convertible preferred stock to third parties. The last of these equity financing transactions occurred in 2006.

In February 2008, we entered into a credit facility with Square 1 that provided for a term loan of $4.5 million and a revolving line of credit of up to $3.0 million. We have entered into a series of amendments to this credit facility with Square 1 to, among other things, increase the term loan to $6.0 million and the revolving line of credit capacity to $4.0 million. Interest on the term loan accrued at a variable annual rate equal to the greater of 7.25%, or the prime rate plus 3.75%. Interest on amounts borrowed under the line of credit accrued at a variable annual rate equal to the greater of 6.25%, or prime rate plus 3.00%. We were required only to make interest payments on the term loan through December 31, 2011. Repayment of principal amounts due under the term loan commenced in January 2012 and were scheduled to continue in 30 monthly installments through June 2014. As of September 30, 2012, we owed $4.2 million under the term loan, and $3.5 million under the revolving line of credit, which was scheduled to mature in May 2013.

In December 2012, we entered into a new credit facility with Square 1 and Oxford Finance and repaid the foregoing loans in full. The new credit facility provides for term loans from Oxford Finance of $10.0 million, a term loan from Square 1 of $6.0 million and a new revolving line of credit of up to $6.0 million. Our borrowing capacity under the line of credit is subject to borrowing base limitations related to our eligible accounts receivable. Interest on the term loans accrues at a fixed annual rate of 9.5%, while advances under the line of credit will continue to carry a variable interest rate equal to the greater of 6.25% or Square 1’s prime rate plus 3.0%. We are required only to make interest payments on the term loans through January 2014, and then repayments of principal and interest amounts due under the term loans will continue in monthly installments through July 2016. As of December 31, 2012, we had borrowed $5.0 million under the revolving line of credit and we had no additional available borrowing capacity. The revolving line of credit matures in December 2013.

Borrowings under the credit facility are secured by substantially all of our assets other than our intellectual property. The covenants set forth in the loan and security agreement require, among other things, that we maintain a specified liquidity ratio, measured monthly, that begins at 1.25 and is reduced to 1.0 over the term of the agreement, and that we achieve minimum three-month trailing revenue levels during the term of the agreement, which are based on 80% of our projected revenue levels. If we fail to comply with the covenants and our other obligations under the credit facility, the lenders would be able to accelerate the required repayment of amounts due under the loan agreement and, if they are not repaid, could foreclose upon our assets securing our obligations under the credit facility. We are currently in compliance with all required covenants.

In connection with the foregoing credit facilities, we have issued warrants to Oxford Finance to purchase an aggregate of 45,978 shares of our Series E redeemable convertible preferred stock at an exercise price of $4.35 per share and warrants to Square 1 to purchase an aggregate of 27,586 shares of our Series E redeemable convertible preferred stock and 88,793 shares of our Series F redeemable convertible preferred stock, in each case at an exercise price of $4.35 per share. Upon the closing of this offering, if not exercised, the warrants will automatically become warrants to purchase an aggregate of 78,741 shares of common stock at an exercise price of $8.97 per share.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers during 2012. We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (2)	Total ($)
Richard O. Brajer,	2012	444,000	—		—	251,704	(4)	13,361	709,065	(4)
President and Chief	2011	431,000	—		—	144,385		10,413	585,798
Executive Officer (3)	2010	408,000	10,200	(5)	187,635	67,320		10,063	683,218
Lucy G. Martindale,	2012	295,000	—		—	125,720	(4)	5,023	425,743	(4)
Executive Vice	2011	284,000	—		24,125	81,919		4,210	394,254
President and Chief Financial Officer	2010	277,000	—		—	45,076		3,620	325,696
Timothy J. Fischer,	2012	318,000	—		541,816	149,307	(4)	3,562	1,012,685	(4)
Chief Operating	2011	266,500	—		33,986	90,610		2,438	393,534
Officer (6)	2010	83,000	65,000	(7)	76,180	—		563	224,743
Thomas S. Clement,	2012	288,000	—		90,792	121,181	(4)	150,010	649,983	(4)
Vice President—Regulatory and Quality Affairs (8)	2011	246,090	60,000	(9)	175,269	85,708		4,169	571,236
Robert M. Honigberg,	2012	281,000	—		45,008	117,224	(4)	—	443,232	(4)
Vice President— Medical Affairs and Chief Medical Officer (10)	2011	68,750	12,000	(11)	127,791	22,619		—	231,160

(1)	This column reflects the full grant date fair value for options granted during the indicated year that we will record under ASC 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 11 to our financial statements included in this prospectus.
(2)	Amounts shown in this column represent employer 401(k) plan matching contributions. In the case of Mr. Brajer, the amount also includes $5,393 in 2012, $6,215 in 2011 and $5,865 in 2010 for life insurance and disability insurance premiums paid by us on Mr. Brajer’s behalf. In the case of Mr. Clement, the amount for 2012 also includes $97,935 of relocation assistance and $47,047 in tax gross-up payments paid pursuant to his employment offer letter.
(3)	Mr. Brajer is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.
(4)	Each executive was entitled to a target bonus equal to a specified percentage of his or her 2012 base salary, which was 50% for Mr. Brajer, 36% for Ms. Martindale, 36% for Mr. Clement, 40% for Mr. Fischer and 36% for Mr. Honigberg. The actual amount of the incentive bonus was determined by our compensation committee following the end of the calendar year based on the achievement of both individual goals for each executive and corporate goals. Each executive was entitled to receive a percentage of his or her target bonus, which percentage ranged between 50% and 60%, based on the achievement of the individual goals and up to 84% of his or her target bonus based on the achievement of the corporate goals. The factors included in the corporate goals were revenue growth in 2012 over 2011, specified milestones with respect to the regulatory clearance and launch of Vantera and a successful initial public offering.

(5)	Represents the amount above the specified level of achievement under the incentive bonus plan for our senior leadership team. The compensation committee exercised its discretion to award Mr. Brajer additional compensation in light of his role in the achievement of certain milestones outside of the stated corporate objectives.
(6)	Mr. Fischer became an executive officer on September 7, 2010.
(7)	Represents a discretionary bonus paid to Mr. Fischer under the terms of his employment offer letter.
(8)	Mr. Clement became an executive officer on February 7, 2011.
(9)	Represents a signing bonus paid to Mr. Clement in connection with the commencement of his employment.
(10)	Mr. Honigberg became an executive officer on October 3, 2011.
(11)	Represents a signing bonus paid to Mr. Honigberg in connection with the commencement of his employment.

Grants of Plan-Based Awards During 2012

The following table provides information with regard to potential cash bonuses payable on account of 2012 performance under our performance-based, non-equity incentive plan, and with regard to each stock option award granted to each named executive officer under our equity incentive plans during 2012.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards $/sh	Grant Date Fair Value of Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)

Richard O. Brajer	—	22,200	222,000	319,125

Lucy G. Martindale	—	10,620	106,200	142,043

Timothy J. Fischer	—	12,720	127,200	170,130

	5/18/12				80,025	11.45	424,933

	8/2/12				25,802	11.45	116,883

Thomas S. Clement	—	10,368	103,680	146,318

	8/7/12				19,400	11.12	90,792

Robert M. Honigberg	—	10,116	101,160	139,474

	8/2/12				9,700	11.45	45,008

(1)	This column reflects the full grant date fair value for options granted during the year that we will record under ASC 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 11 to our financial statements included in this prospectus.

LipoScience, Inc.

Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Revenues	$34,712,531	$39,368,192	$45,807,070	$33,327,511	$41,240,658
Cost of revenues	7,791,508	8,139,046	8,529,017	6,366,765	7,621,305

Gross profit	26,921,023	31,229,146	37,278,053	26,960,746	33,619,353
Operating expenses:
Research and development	6,156,259	7,276,167	7,808,468	5,697,608	7,418,470
Sales and marketing	12,989,694	15,246,307	21,305,239	15,452,889	16,746,456
General and administrative	7,019,982	7,331,075	8,549,823	6,248,134	7,762,954
Gain on extinguishment of other long-term liabilities (Note 9)	—	(2,700,000)	—	—	—

Total operating expenses	26,165,935	27,153,549	37,663,530	27,398,631	31,927,880

Income (loss) from operations	755,088	4,075,597	(385,477)	(437,885)	1,691,473
Other (expense) income:
Interest income	34,175	16,778	13,341	11,453	8,925
Interest expense	(269,404)	(154,582)	(349,607)	(238,441)	(370,544)
Loss on disposal of fixed assets	—	—	—	—	(29,717)
Loss on extinguishment of long-term debt	—	—	(59,403)	(59,403)	—
Other (expense) income	(260,216)	358,097	233,146	156,383	(243,025)

Total other (expense) income	(495,445)	220,293	(162,523)	(130,008)	(634,361)

Income (loss) before taxes	259,643	4,295,890	(548,000)	(567,893)	1,057,112
Income tax expense (benefit)	1,800	(16,131)	—	—	—

Net income (loss)	257,843	4,312,021	(548,000)	(567,893)	1,057,112
Accrual of dividends on redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(612,602)	(612,602)	—
Undistributed earnings allocated to participating preferred stockholders	—	(2,655,089)	—	—	(849,752)

Net (loss) income attributable to common stockholders—basic	(782,157)	616,932	(1,160,602)	(1,180,495)	207,360
Undistributed earnings re-allocated to common stockholders	—	303,162	—	—	109,094

Net (loss) income attributable to common stockholders—diluted	$(782,157)	$920,094	$(1,160,602)	$(1,180,495)	$316,454

Net (loss) income per share attributable to common stockholders—basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income per share attributable to common stockholders—diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares used to compute basic net (loss) income per share attributable to common stockholders	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares used to compute diluted net (loss) income per share attributable to common stockholders	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share:

Pro forma net (loss) income per share of common stock—basic			$(0.09)		$0.07

Pro forma net (loss) income per share of common stock— diluted			$(0.09)		$0.06

Weighted-average shares of common stock outstanding used in computing pro forma net (loss) income per share—basic			9,031,264		9,061,982

Weighted-average shares of common stock outstanding used in computing pro forma net (loss) income per share—diluted			9,031,264		10,342,063

See accompanying notes to financial statements.

F-4

LipoScience, Inc.

Notes to Financial Statements (continued)

A reconciliation of the numerator and denominator used in the computation of basic and diluted net (loss) income per share allocable to common stockholders follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Historical net (loss) income per share:

Numerator:
Net income (loss)	$257,843	$4,312,021	$(548,000)	$(567,893)	$1,057,112
Less: Accrual of dividends on Series F redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(612,602)	(612,602)	—
Less: Undistributed earnings allocated to participating preferred shares	—	(2,655,089)	—	—	(849,752)

Net (loss) income attributable to common stockholders – basic	(782,157)	616,932	(1,160,602)	(1,180,495)	207,360
Add: Undistributed earnings re-allocated to common stockholders	—	303,162	—	—	109,094

Net (loss) income attributable to common stockholders – diluted	$(782,157)	$920,094	$(1,160,602)	$(1,180,495)	$316,454

Denominator:
Weighted average common shares outstanding – basic	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Dilutive effect of common stock equivalent shares resulting from common stock options and warrants	—	1,101,927	—	—	1,280,081

Weighted average common shares outstanding – diluted	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Net (loss) income per common share:
Net (loss) income per share attributable to common stockholders – basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income per share attributable to common stockholders – diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Pro forma net (loss) income per share (unaudited):

Numerator
Net (loss) income attributable to common shareholders – basic			$(1,160,602)		$207,360
Pro forma adjustments:
Accrual of dividends on redeemable preferred stock			612,602		—
Undistributed earnings allocated to participating preferred stockholders			—		849,752
Mark-to-market adjustment to preferred stock warrant liability			(251,642)		(461,585)

Net (loss) income used to compute pro forma net (loss) income per share			$(799,642)		$595,527

Denominator
Weighted average shares of common stock outstanding used in computing net (loss) income per share of common stock, basic			1,674,018		1,704,736
Pro forma adjustments to reflect assumed weighted-average effect of conversion of all outstanding preferred stock			6,985,817		6,985,817
Pro forma adjustments to reflect assumed common shares sold in the offering to give effect to the payment of dividends on redeemable preferred stock			371,429		371,429

Denominator for pro forma basic net (loss) income per common share			9,031,264		9,061,982

Pro forma net (loss) income per common share – basic			$(0.09)		$0.07

Weighted average shares of common stock outstanding used in computing proforma net (loss) income per common share – basic			9,031,264		9,061,982
Pro forma adjustments to reflect assumed conversion of common stock options and warrants under the treasury method			—		1,280,081

Denominator for pro forma diluted net (loss) income per common share			9,031,264		10,342,063

Pro forma net (loss) income per common share – diluted			$(0.09)		$0.06

F-17

Exhibit Number	Description of Document

10.32+#	Form of Amended and Restated Employment Agreement with Robert M. Honigberg to be in effect upon completion of this offering.

10.33+#	Form of Amended and Restated Employment Agreement with Timothy J. Fischer to be in effect upon completion of this offering.

10.34+#	Form of Amended and Restated Employment Agreement with Thomas S. Clement to be in effect upon completion of this offering.

10.35*#	Agreement, dated as of September 28, 2012, by and between the Registrant and Laboratory Corporation of America Holdings.

10.36+#	Executive Severance Benefit Plan.

10.37+*	2012 Corporate Goals for Strategic Leadership Team.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2#	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney. See Page II-6 to the Registration Statement on Form S-1 (File No. 333-175102) filed with the SEC on June 23, 2011.

#	Previously filed.
+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item	17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

II-5

Exhibit 10.37

*** Text Omitted and Filed Separately

Confidential Treatment Requested

Under 17 CFR §§ 200.80(b)(4) and 230.406

2012 Corporate Goals for Strategic Leadership Team

Approved by the Compensation Committee on February 7, 2012

Revenue Growth versus Prior Year (60%)

Total Revenue Growth Vs. Prior Year	Funding*
≥ [***]% growth	200%
≥ [***]% growth	175%
≥ [***]% growth	150%
≥ [***]% growth	125%
≥ [***]% ([***])	100%
≥ [***]% growth ([***])	50%
≥ [***]% growth	25%
≤ [***]% growth	No Payout

*	Subject to a cash override: must maintain cash above 95% of year-end cash budget—otherwise the achieved revenue payout ($) will be discounted by 20%.

Vantera Clearance and Launch (30%)

•	Q2: CLIA registration of Vantera (10% weighting)

•	Q2: Internal launch of Vantera for use in reporting clinical commercial results (20% weighting)

•	Q3: FDA clearance (50% weighting)

•	Q4: [***] initial satisfaction levels support positive external references (20% weighting)

For purposes of these metrics, Q2, Q3, and Q4 are defined as the last day of each respective quarter.

Furthermore, for each component a 10% increase/decrease in bonus will be applied for beating/missing the timeline goal by 30 days, 20% increase/decrease for 31 to 60 days, 25% increase/decrease for 61 to 90 days. The bonus amount will be at the discretion of the compensation committee for any overachievement or delay greater than 91 days.

If Vantera is not FDA approved in 2012, the entire Vantera payout will be zero.

Third Component: Successful IPO (10%)

While the Board is evaluating several pathways to ensure that the company is adequately capitalized, the IPO is the clear preference, and this component reflects that desired outcome.

The exact determination of whether the IPO was a successful IPO will be decided by the Board Compensation Committee in consultation with the Pricing Committee following completion of the IPO.

[***]	Certain confidential information in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended. Confidential treatment has been requested with respect to the omitted portions.